THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

March 21, 2016

VIA EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 9, 2016

File No. 1-01927

Dear Ms. Blye:

This letter is in response to the letter, dated March 9, 2016 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Mr. Richard J. Kramer, Chairman, Chief Executive Officer and President of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filing.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

General

1.	We note a press release dated November 6, 2015 on the website of Titan International, Inc., announcing that the company entered into a licensing agreement with you to distribute and sell Goodyear-brand farm tires in countries including Sudan and Syria. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding contacts with Sudan and Syria since your letter to us dated May 3, 2013. You should describe any products, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

The Company’s policy is to comply in all respects with all applicable U.S. export and foreign trade controls. To support this policy, the Company’s computer systems in North America prevent a user from entering any sales to Sudan or Syria on the Company’s order-to-cash system. Moreover, the Company’s compliance efforts in the area of U.S. export and foreign trade controls are designed to help ensure that sales and other personnel worldwide understand applicable U.S. export and foreign trade controls and new developments in those controls.

The Company and its subsidiaries have no operations or offices in Sudan or Syria and have no agreements, commercial arrangements or other similar contacts with the governments of Sudan or Syria or entities controlled by the governments of Sudan or Syria, and have had no sales of products, technology or services, directly or indirectly, to parties in Sudan or Syria in 2013, 2014, 2015 or to date in 2016. In addition, we are not aware of any sales to unaffiliated third parties that we believe were destined for Sudan or Syria during 2013, 2014, 2015 or to date in 2016.

Like other global companies, the Company has trademark registrations and applications in Sudan and Syria which we maintain to protect our intellectual property rights in accordance with the regulations issued by the Treasury Department’s Office of Foreign Assets Control that authorize such activity.

You mention that Titan International, Inc. (“Titan”) announced on November 6, 2015 that it entered into a License Agreement with us for the manufacture, distribution and sale of Goodyear-brand farm tires in over 100 countries in Europe, the Middle East, Africa and Central Asia, including Sudan and Syria. The License Agreement contains a provision regarding export controls that prohibits the sale of Goodyear-brand farm tires into countries, such as Sudan and Syria, which are subject to comprehensive economic sanctions by the United States government that are applicable to the Company or its employees. Pursuant to the License Agreement, we receive quarterly reports from Titan that, among other things, provide a breakdown of sales under the License Agreement by country. Based on our review of these reports, we are not aware of any sales by Titan into Sudan or Syria through December 31, 2015 (the most recently concluded quarterly period).

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Neither the Company nor any of its subsidiaries had any direct or indirect sales to parties in Sudan or Syria in 2013, 2014, 2015 or to date in 2016. In addition, we do not believe that the actions we take to protect our intellectual property rights in Sudan and Syria could reasonably be expected to be considered material by, or to constitute a material investment risk for, our investors.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-4141.

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Daniel T. Young
Daniel T. Young
Assistant Secretary

cc:	Pradip Bhaumik, U.S. Securities and Exchange Commission

Pamela Long, U.S. Securities and Exchange Commission

Richard J. Kramer, The Goodyear Tire & Rubber Company